Contact

www.linkedin.com/in/jayhandy (LinkedIn)

Languages

English

Spanish

Jay Handy

Financial Advisor, Co-Founder + Sr. Portfolio Strategist at SignalPoint Asset Management

Madison, Wisconsin, United States

Experience

Wisconsin Academy of Sciences, Arts & Letters

Member Board of Directors

February 2023 - Present (2 years 3 months)

Madison, Wisconsin, United States

As a member of the board of directors, Jay assists in planning and leading innovative ways to enrich the lives of Wisconsin's residents. In addition, he lends his expertise in both business and art to support organizing a range of events, from art exhibitions to public lectures. Through his work with the over 150-year-old Wisconsin Academy of Sciences, Arts & Letters, Jay expands the reach of artists, academics, and scientists to help inspire and give back to the residents throughout Wisconsin. More information is available here: www.wisconsinacademy.org

SignalPoint Asset Management, LLC

Financial Advisor, Co-Founder + Senior Portfolio Strategist

March 2007 - Present (18 years 2 months)

Madison, Wisconsin Area

Entrusted by multiple generations of families to advise on wealth and portfolio management and to provide strategic planning for foundations and charitable endeavours. A leader in managing market risk, including co-creating the algorithmic trading process now applied to exchange-traded funds (ETFs).

Harvard Business School

Guest Lecturer

November 2015 - Present (9 years 6 months)

Boston, Massachusetts

Jay Handy Ink

Founder, Printmaker (Jay Handy Ink)

March 2018 - Present (7 years 2 months)

Madison, Wisconsin, United States

With the inception of Jay Handy Ink, the unique artistic process that fuses printmaking, etching, and chine collé has created the staple dream-like

style Jay's work is known for. Shortly after beginning to pursue his MFA at the Lesley University's College of Art and Design, Jay was signed for representation by the international gallery Design Art Concepts. His work has been exhibited worldwide, including London, India, and across the United States. His work can be found at https://jayhandy.com/.

CODAworx
Strategic Advisor and Member Board of Directors
July 2018 - Present (6 years 10 months)
Madison, Wisconsin Area

Offering strategic support to accomplish the mission of CODAworx: beautifying our world through facilitating art commissions. Bringing artists and art lovers together by serving as the hub of the commissioned art economy. Bringing more art to everyday people in everyday surroundings means starting at the source by streamlining the commission process through offering better digital tools, better opportunities, and creating a vast network of creators and the companies that support them. More information available at www.codaworx.com.

EDGEWOOD HIGH SCHOOL
Personal Finance Teacher
September 2018 - Present (6 years 8 months)
Madison, Wisconsin Area

Educating high school students with crucial future-focused skills in personal finance and investing. Edgewood High School emphasizes a holistic approach to learning, preparing students for a life of learning, service, and personal responsibility through a rigorous academic curriculum that embraces the Sinsinawa Dominican values of Truth, Compassion, Justice, Community, and Partnership.

Endsulin
Co-Founder and CEO
January 2016 - June 2019 (3 years 6 months)
Madison, Wisconsin Area

Supporting the work of curing Type I Diabetes with gene therapy through creating the original business plan and company structure to found Endsulin. This start-up company was the first to publish data showing that glucose control and insulin disappearance after glucose stimuli follow an absolute perfect physiological pattern. Through providing ongoing support to the scientific team, work performed since 2013 is focused upon improvements in gene delivery and long-term expression. With rates rising worldwide and roughly 5 million Type I diabetics in developed nations, Endsulin's efforts are only growing more crucial.

Funding Sources: Juvenile Diabetes Research Foundation, Roche Organ

HealthDecision
Strategic Advisor and Member Board of Directors
April 2016 - January 2019 (2 years 10 months)
Madison, Wisconsin Area

Providing strategic guidance for HealthDecision in making the patient experience more informed and satisfactory. HealthDecision provides online tools to better include patients in the decision-making process about their own health. Through providing support for healthcare providers to inform their patients, including providing a report summary after visits, HealthDecisions's tools have been associated with statistically higher patient satisfaction scores.

DotCom Therapy
CEO
July 2016 - July 2017 (1 year 1 month)
Madison, Wisconsin Area

First CEO of this start-up working to revolutionize and democratize access to therapy through bringing the therapist's chair to patients. Their integrated platform, the Virtual Therapy Room™, can be anywhere there is a webcam and internet connection. Through helping this start-up grow, DotCom Therapy now delivers over 3,000 sessions per week across 7 countries, bringing care to students and those who might otherwise go without.

Merrill Lynch
Vice President and Resident Director
1986 - 2007 (21 years)
Boston, MA and Madison, Wisconsin Area

Supportive and integral role assisting clients as wealth and asset manager as well as office director.

Education

Harvard Business School

Lesley University
College of School + Design



Michigan State University